Pricing Supplement No. CSDRNMF1 To the Underlying Supplement dated May 11, 2015, Product Supplement No. RN-I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 May 7, 2015
50,000* Daily Redeemable Notes (“DRNs”) due May 7, 2025
General
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The DRNs are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch, that are designed for investors who seek exposure to the performance of the Credit Suisse Managed Futures Liquid Index (the “Index”). The Index is designed to gain broad exposure that simulates a “managed futures” strategy using a quantitative allocation methodology to track a basket of currency futures, sovereign bond futures, equity index futures and commodity indices, which we refer to collectively as the “index components.”  The Index is not actively managed in any way, and is composed and calculated in a purely formulaic manner based on objective quantitative criteria.  Investors seeking an actively managed investment strategy should not purchase the DRNs.  The DRNs should be purchased only by knowledgeable investors who understand the objectives and risks associated with the Index and the potential consequences of investing in the DRNs.  The Index is published by one of our affiliates and has limited history.  For a description of the Index see “Summary of the Index” in this pricing supplement and the accompanying underlying supplement.

•
Investors should understand that the DRNs do not pay interest and, if the Index declines or does not increase sufficiently to offset the impact of fees and charges (as described below), be willing to lose up to 100% of their investment. Any payment on the DRNs is subject to our ability to pay our obligations as they become due.

•	The DRNs are senior medium-term notes of Credit Suisse AG, acting through its Nassau branch, maturing May 7, 2025, subject to postponement in certain circumstances.

•
The DRNs priced on May 7, 2015 (the “inception date”) and are expected to settle on May 12, 2015 (the “initial settlement date”). Delivery of the DRNs in book-entry form only will be made through The Depository Trust Company (“DTC”).

•
The denomination and stated principal amount of each DRN is $1,000.  After the inception date, additional DRNs may be offered and sold from time to time at a price higher or lower than the stated principal amount, based on the most recent closing indicative value of the DRNs.

•
An investment in the DRNs involves significant risks and is not appropriate for every investor. Investing in the DRNs is not equivalent to investing directly in the Index.  Accordingly, the DRNs should be purchased only by knowledgeable investors who understand the terms of the investment in the DRNs and are familiar with the behavior of the Index. Investors should consider potential transaction costs when evaluating an investment in the DRNs and should regularly monitor their holdings of the DRNs to ensure that they remain consistent with their investment strategies.

•
The DRNs are subject to early redemption at your option (subject to the applicable early redemption charge) and at our option, in each case subject to the requirements specified below and in the accompanying product supplement.

•	The DRNs are subject to a daily investor fee specified below.

•	The level of the Index will be reduced by the notional transaction cost and holding cost for each index component as described in the section “The Index” in the accompanying underlying supplement.

Investing in the DRNs involves a number of risks. See “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement and “Risk Factors beginning on US-2 of the accompanying underlying supplement and PS-4 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the DRNs or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

*We issued 5,200 DRNs on the inception date at an offering price equal to 100% of the stated principal amount of $1,000 per DRN.  Additional DRNs may be issued and sold from time to time at prices based on the most recent closing indicative value of the DRNs at the time of sale.  For the initial public offering of the DRNs, we paid no underwriting discounts and commissions, and received proceeds equal to 100% of the offering price of the DRNs sold.  After the inception date, the public offering price, concession and discount of such DRNs, including discounts and commissions paid to third-party broker-dealers acting as custodians, may be changed. In exchange for providing certain services relating to the distribution of the DRNs, Credit Suisse Securities (USA) LLC (“CSSU”), a member of the Financial Industry Regulatory Authority (“FINRA”), or another member may receive all or a portion of the investor fee. In addition, CSSU will charge investors the applicable early redemption charge as specified herein. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-24 of this pricing supplement.

The agent for this offering, CSSU, is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement for more information.

The DRNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse
May 7, 2015

You should read this pricing supplement together with the accompanying underlying supplement dated May 11, 2015, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these DRNs are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated May 11, 2015:

https://www.sec.gov/Archives/edgar/data/1053092/000095010315003790/dp56123_424b2-mfus.htm

•	Product supplement No. RN-I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003521/dp55841_424b2-rni.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Credit Suisse, and “Daily Redeemable Notes” and “DRNs” refer to the “Redeemable Notes” and “RNs”, respectively, in the accompanying product supplement.

This pricing supplement, together with the documents listed above, contains the terms of the DRNs and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “ Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the DRNs involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the DRNs.

PS– Please DO NOT DELETE used for page numbering.

SUMMARY OF THE DRNs

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch
CUSIP/ISIN:	22546VCP9/ US22546VCP94
Index:
The return on the DRNs will be based on the performance of the Index during the term of the DRNs. The Index is reported on Bloomberg under ticker symbol “CSLABMF <Index>.” The Index is designed to gain broad exposure that simulates a “managed futures” strategy using a quantitative allocation methodology to track a basket of currency futures, sovereign bond futures, equity index futures and commodity indices.  The Index is not actively managed in any way, and is composed and calculated in a purely formulaic manner based on objective quantitative criteria.  Investors seeking an actively managed investment strategy should not purchase the DRNs.
For more information on the Index, see “Summary of the Index” below and the “The Index” in the accompanying underlying supplement.

Redemption Amount:
If your DRNs have not previously been redeemed by Credit Suisse, at maturity you will receive, for each DRN you hold, a cash payment equal to the closing indicative value of your DRNs on the final valuation date.  Any payment on the DRNs is subject to our ability to pay our obligations as they become due.

Closing Indicative Value:
The closing indicative value for the DRNs on the inception date will equal the $1,000 stated principal amount. The closing indicative value of the DRNs on each calendar day following the inception date will be equal to (1)(a) the closing indicative value on the calendar day immediately preceding such calendar day times (b) the daily index factor on such calendar day minus (2) the daily investor fee on such calendar day. The closing indicative value will never be less than zero. If the closing indicative value is equal to zero on any DRN trading day, the closing indicative value on that day, and on all future days, will be zero.  If the DRNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly. See “Split or Reverse Split of the DRNs” in this pricing supplement.

Listing:
The DRNs will not be listed on any securities exchange. The DRNs may be redeemed pursuant to the early redemption right at your option or our option, as set forth below, but we will not purchase the DRNs in the secondary market.

Daily Index Factor:
The daily index factor on any DRN trading day will be equal to (1) the closing level of the Index on such DRN trading day divided by (2) the closing level of the Index on the immediately preceding DRN trading day. The daily index factor is deemed to be one (1.00) on any day that is not a DRN trading day.

Daily Investor Fee:
On any calendar day (each a “calculation day”), the daily investor fee will be equal to the product of (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calculation day times (3)(a) the investor fee factor divided by (b) 365.
Because the daily investor fee reduces the amount of your return at maturity or upon early redemption, the level of the Index must increase by an amount sufficient to offset the impact of the daily investor fee (and the applicable early redemption charge for DRNs redeemed at your option, if you elect to have Credit Suisse redeem your DRNs prior to maturity, as described herein) in order for you to receive at least the amount of your initial investment at maturity or upon early redemption. If the level of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the amount of your initial investment at maturity or upon early redemption.

Investor Fee Factor:	The investor fee factor is 1.00%.

Early Redemption of the DRNs at Your Option:
Subject to the requirements described below and in the accompanying product supplement, you may offer at least the applicable minimum early redemption quantity to Credit Suisse for early redemption on any business day during the term of the DRNs until April 30, 2025 (each such day, an “election date”). The “applicable minimum early redemption quantity” will be 100 DRNs ($100,000 aggregate stated principal amount of DRNs, subject to adjustment in the event of a split or reverse split of the DRNs) on any business day other than a Wednesday and 1 DRN ($1,000 aggregate stated principal amount of DRNs, subject to adjustment in the event of a split or reverse split of the DRNs) on any business day that is a Wednesday. The DRN trading day immediately succeeding the applicable election date will be the valuation date applicable to such early redemption. If you elect to offer your DRNs for early redemption and the requirements for acceptance by Credit Suisse, as described in “Description of the RNs—Early Redemption Procedures—Early Redemption at Your Option” in the accompanying product supplement, are met, you will receive, for each DRN you redeem, a cash payment on the third business day following the applicable valuation date (the “early redemption date”) in an amount equal to the daily early redemption value, less the early redemption charge.  However, if we receive your offer for early redemption after 4:00 p.m., New York City time, on a business day, you will be deemed to have made the applicable offer for early redemption on the following business day.  If the DRNs undergo a split or reverse split, the minimum number of DRNs needed to exercise your right to redeem will remain the same and the aggregate stated principal amount of DRNs needed to exercise your right to redeem will be adjusted.
Unless the scheduled early redemption date is postponed because it is not a business day or because there is a market disruption event on the scheduled valuation date, the final day on which Credit Suisse will redeem your DRNs at your option will be May 6, 2025. As such, you must offer your DRNs for early redemption no later than April 30, 2025.
Because the daily early redemption value with respect to an early redemption of the DRNs at your option will not be calculated until the close of trading on the DRN trading day immediately following the applicable election date, you will not know the applicable daily early redemption value at the time you exercise your redemption right.  Accordingly, you will bear the risk that your DRNs will decline in value between the time of your offer for early redemption and the time at which the daily early redemption value is determined.
Please see “Description of the RNs—Early Redemption Procedures—Early Redemption at Your Option” in the accompanying product supplement for more information.  We may, at our option, waive the requirement that the completed irrevocable Offer for Early Redemption be delivered, if we confirm that we have accepted a written indication of an irrevocable offer for early redemption delivered by or on behalf of the beneficial owner of an interest in the DRNs.

Early Redemption Charge:
On any valuation date, the early redemption charge will be equal to the product of (1) daily early redemption value times (2) 0.125%. If you elect to offer your DRNs for early redemption and the requirements for acceptance by Credit Suisse are met, you will be charged the early redemption charge.

Early Redemption of the DRNs at Our Option:
We will have the right to redeem the DRNs, in whole but not in part, on any business day during the term of the DRNs. The DRN trading day immediately succeeding the date of our notice of early redemption will be the valuation date applicable to such early redemption.  Upon such early redemption, you will receive, for each DRN you hold, a cash payment on the applicable early redemption date in an amount equal to the daily early redemption value.
The final day on which we can deliver an early redemption notice is April 29, 2025.
Please see “Description of the RNs—Early Redemption Procedures—Early Redemption at Our Option” in the accompanying product supplement for more information.

Daily Early Redemption Value:	With respect to any early redemption, for each DRN you hold, the daily early redemption value is the closing indicative value of the DRNs on the applicable valuation date.
Valuation Date:
May 2, 2025 or, if such date is not a DRN trading day, the next following DRN trading day (the “final valuation date”), and any valuation date for an early redemption of the DRNs. Each valuation date (including the final valuation date) is subject to postponement if a market disruption event occurs on such date, as described in “Supplemental Description of the DRNs—Postponement of a Valuation Date” below.

DRN Trading Day:	With respect to the DRNs, each day that is an “index business day” and a “trading day”, each as defined in the section “The Index” in the accompanying underlying supplement.
Maturity Date:
May 7, 2025. The maturity date is subject to postponement if such date is not a business day or if the scheduled final valuation date is postponed because it is not a DRN trading day or because a market disruption event occurs or is continuing on such scheduled final valuation date, as described in “Supplemental Description of the DRNs—Postponement of a Valuation Date” below. If the scheduled final valuation date is postponed, the maturity date will be postponed by the same number of business days. No interest will accrue or be payable as a result of any delay in payment.

Early Redemption Date:
An early redemption date is the third business day following the applicable valuation date. Any applicable early redemption date is subject to postponement if such date is not a business day or if a market disruption event occurs or is continuing on the applicable valuation date. No interest will accrue or be payable as a result of any delay in payment.

Further Issuances:
We may, without your consent, issue and sell additional DRNs after the inception date at our sole discretion.  Any further issuances of DRNs will form a single tranche with the offered DRNs, will have the same CUSIP number and will be fungible with the offered DRNs of such tranche upon settlement. Additional DRNs may be issued and sold from time to time through CSSU and one or more dealers at a price that is higher or lower than the stated principal amount, based on the most recent closing indicative value of the DRNs.  Any further issuances will increase the outstanding aggregate principal amount of the DRNs. If there is a substantial demand for the DRNs, we may issue additional DRNs frequently. However, we are under no obligation to issue or sell additional DRNs at any time, and if we do sell additional DRNs, we may limit or restrict such sales, and we may stop and subsequently resume selling additional DRNs at any time.

Calculation Agent:
Credit Suisse International, except that the closing indicative value will be calculated by the NYSE Arca, Inc. The calculation agent will make certain calculations and determinations described in this pricing supplement, including with respect to the value of the DRNs, a split or reverse split of the DRNs, market disruption events and any successor index.

SUMMARY OF THE INDEX

The Index is designed to gain broad exposure that simulates a “managed futures” strategy using a quantitative allocation methodology to track a basket of currency futures, sovereign bond futures, equity index futures and commodity indices, which we refer to collectively as the “index components.”  The composition of the Index at any time is determined solely by such allocation methodology, and is not actively managed by Credit Suisse Asset Management, LLC, the sponsor of the Index (the “Index Sponsor”) or any other asset manager.  The Index does not track any managed futures hedge funds or any other actively managed investment vehicles.  There can be no assurance that the performance of the Index over time will approximate the return of a managed futures strategy or any other actively managed investment strategy.

The Index rebalances on each index business day (as defined under “The Index” in the accompanying underlying supplement) by adjusting the allocation of the Index to each of sixteen “tranches” of each index component based on historical trends in the levels of that index component.  We refer to the allocation of the Index to each tranche of an index component as the “factor share” of that tranche of that index component.  Each “tranche” of an index component represents a portion of the overall allocation of the Index to that index component that is based on the trend in the levels of that index component over a different prior period ranging from 3 to 18 months.  The result of these allocations is that, at any time, the Index will tend to be “long” the index components with positive average historical trends over the past eighteen months, and will tend to be “short” the index components with negative average historical trends over the past eighteen months.  The more pronounced the trends are, the larger the position (long or short) will likely be.  For each daily rebalancing, the Index also applies a gross exposure limit, and seeks to achieve an annualized target volatility of 10% and to limit the annualized volatility of the Index to under 15%.

There is no guarantee that the allocation methodology or the volatility targeting strategy of the Index will be successful.  The Index determines its notional exposure to each index component based on historical trends in the levels of that index component.  However, a historical trend may not predict any future trend accurately.  For example, even if the level of an index component has been trending upwards over a particular prior period, the level of that index component may not continue increasing and may start decreasing at any time.  The allocation methodology may not adjust to such reverse in trends immediately, and as a result the Index may reflect an overly “short” position in the index components that have just started trending positively and may reflect an overly “long” position in the index components that have just started trending negatively.  Any delay by the Index to reflect the changes in the historical trends in the level of each index component may reduce the Index level.  Furthermore, the Index seeks to achieve an annualized target volatility of 10% and to limit the annualized volatility of the Index to under 15% via its volatility targeting strategy.  However, because the Index makes the relevant volatility calculations and adjustments to the index component weights based on historical volatilities and assumptions of the correlations among the index components, the actual realized annualized volatility of the Index after these adjustments may be greater or less than the target volatility, and may be greater than the volatility limit of 15%.

The Index was launched on January 31, 2011 and the closing level of the Index was set to 1,000 on that date.  The Index is published by one of our affiliates and has limited history.  Investors should not invest in the DRNs if the they do not understand the objectives and risks associated with the Index.

We refer to each index component that is a currency futures contract as a “currency futures component,” each index component that is a sovereign bond futures contract as a “bond futures component,” each index component that is an equity index futures contract as an “equity index futures component” and each index component that is a commodity index as a “commodity index component.”   The commodity index components are the excess-return versions of the relevant sub-indices of the Bloomberg Commodity Index, which only track the price returns of the relevant underlying commodity futures contracts, without taking into account the additional returns that would be earned from interest accruals on cash deposits in connection with a fully funded investment in those contracts.

The level of the Index will be reduced by the notional transaction cost and holding cost for each index component.  The calculation of the transaction cost for any index component depends on the bid-ask spread (as specified in “The Index” in the accompanying underlying supplement) for that index component and the size of the change from the old position to the new position in that index component.  The larger the change (either positively or negatively), the greater the notional transaction cost will be.

Likewise, the holding cost for each index component reflects the notional cost that would be incurred to hold the positions in that index component from one index business day to the next index business day.  For any index business day, the calculation of the holding cost for any index component depends on the long annual holding rate and short annual holding rate (each as specified in “The Index” in the accompanying underlying supplement) for that index component and the size of the positions (long or short) in that index component.  The larger the absolute value of the sum of the positions for any index component, the larger the holding cost will be for that index component.

The notional transaction cost and the holding cost for each index component will reduce the level of the index, and as a result, the value of and payment on the DRNs at maturity or upon early redemption.  The bid-ask spread and holding rates for each index component are subject to adjustment by the Index Sponsor from time to time to reflect prevailing bid-ask spreads and holding rates in the relevant market.  For more information, please refer to “The Index” in the accompanying underlying supplement.

For more information on the Index, please see the section “The Index” in the accompanying underlying supplement.

HYPOTHETICAL EXAMPLES

The following examples show how the DRNs would perform in hypothetical circumstances, assuming a closing level of the Index on the inception date of 1,000 and reflecting the $1,000 stated principal amount of each DRN. The hypothetical closing level of 1,000 assumed for the Index on the inception date is for the calculation of these examples only, and may be greater than or less than the actual closing level of the Index on the inception date.  For information relating to the historical performance of the Index, please refer to “Historical Information” below in this pricing supplement.

We have included five examples: (1) an example in which the level of the Index increases at a constant rate of 10% each year, (2) an example in which the level of the Index increases at an accelerating rate, (3) an example in which the level of the Index decreases at an accelerating rate, (4) an example in which the level of the Index increases and then decreases over the term of the DRNs and (5) an example in which the level of the Index fluctuates between negative and positive annualized Index returns during the term of the DRNs. These examples highlight the behavior of the closing indicative value of the DRNs at the end of each year in different circumstances. The figures in these examples have been rounded for convenience.  The closing indicative values and returns of the DRNs shown in these examples are for illustrative purposes only and are not actual historical results.  The actual closing indicative values of the DRNs and your payment at maturity or upon early redemption will be calculated based on the actual closing levels and returns of the Index.

The examples below assume that you hold the DRNs to the maturity date and that your payment at maturity is based on the closing indicative value on the final valuation date.  However, you may offer to redeem your DRNs prior to the maturity date and, if the conditions to an early redemption at your option are satisfied, we will redeem your DRNs early on the applicable early redemption date based on the closing indicative value on the applicable early valuation date. Although your payment upon early redemption would be based on the closing indicative value of the DRNs on the applicable valuation date, which is calculated in the same manner illustrated in the examples below, you should be aware that CSSU, our agent for any early redemption at your option, will charge the applicable early redemption charge for DRNs redeemed at the request of an investor prior to maturity. Any payment on the DRNs is subject to our ability to pay our obligations as they become due.

For purposes of the calculations in these tables, each year is assumed to have 365 days.  The rate of return on your investment in the DRNs will depend on the price at which you purchased the DRNs.

The examples below, and particularly the Annualized Index Return and Annualized Product Return, assume you purchased the DRNs on the inception date at a closing indicative value of 1,000 and a purchase price of the DRNs of $1,000.  However,  we may, without your consent, issue and sell additional DRNs after the inception date and use this pricing supplement in connection with those sales.  If you purchase the DRNs at levels higher or lower than $1,000 or when the closing indicative value of the Index is higher or lower than 1,000, then the returns on the DRNs will be different than the examples set forth and could be significantly worse.

Example 1. This example assumes that the level of the Index has increased by approximately 159.37% over the term of the DRNs.

A	B	C	D	E	F
Year	Index Level	Closing Indicative Value	Annualized Index Return	Investor Fee	Annualized Product Return
0	1000.00	$1,000.00	n/a	n/a	n/a
1	1100.00	$1,089.11	10.00%	1.09%	8.91%
2	1210.00	$1,186.17	10.00%	1.09%	8.91%
3	1331.00	$1,291.87	10.00%	1.09%	8.91%
4	1464.10	$1,407.00	10.00%	1.09%	8.91%
5	1610.51	$1,532.38	10.00%	1.09%	8.91%
6	1771.56	$1,668.94	10.00%	1.09%	8.91%
7	1948.72	$1,817.67	10.00%	1.09%	8.91%
8	2143.59	$1,979.65	10.00%	1.09%	8.91%
9	2357.95	$2,156.06	10.00%	1.09%	8.91%
10	2593.74	$2,348.20	10.00%	1.09%	8.91%

Example 2. This example assumes that the level of the Index has increased by approximately 70.18% over the term of the DRNs.

A	B	C	D	E	F
Year	Index Level	Closing Indicative Value	Annualized Index Return	Investor Fee	Annualized Product Return
0	1000.00	$1,000.00	n/a	n/a	n/a
1	1010.00	$1,000.00	1.00%	1.00%	0.00%
2	1030.20	$1,009.91	2.00%	1.01%	0.99%
3	1061.11	$1,029.91	3.00%	1.02%	1.98%
4	1103.55	$1,060.51	4.00%	1.03%	2.97%
5	1158.73	$1,102.52	5.00%	1.04%	3.96%
6	1228.25	$1,157.10	6.00%	1.05%	4.95%
7	1314.23	$1,225.85	7.00%	1.06%	5.94%
8	1419.37	$1,310.81	8.00%	1.07%	6.93%
9	1547.11	$1,414.65	9.00%	1.08%	7.92%
10	1701.82	$1,540.71	10.00%	1.09%	8.91%

Example 3. This example assumes that the level of the Index has decreased by approximately 43.47% over the term of the DRNs.

A	B	C	D	E	F
Year	Index Level	Closing Indicative Value	Annualized Index Return	Investor Fee	Annualized Product Return
0	1000.00	$1,000.00	n/a	n/a	n/a
1	990.00	$980.20	-1.00%	0.98%	-1.98%
2	970.20	$951.09	-2.00%	0.97%	-2.97%
3	941.09	$913.43	-3.00%	0.96%	-3.96%
4	903.45	$868.21	-4.00%	0.95%	-4.95%
5	858.28	$816.64	-5.00%	0.94%	-5.94%
6	806.78	$760.05	-6.00%	0.93%	-6.93%
7	750.31	$699.85	-7.00%	0.92%	-7.92%
8	690.28	$637.49	-8.00%	0.91%	-8.91%
9	628.16	$574.37	-9.00%	0.90%	-9.90%
10	565.34	$511.82	-10.00%	0.89%	-10.89%

Example 4. This example assumes that the level of the Index has decreased by approximately 0.55% over the term of the DRNs.

A	B	C	D	E	F
Year	Index Level	Closing Indicative Value	Annualized Index Return	Investor Fee	Annualized Product Return
0	1000.00	$1,000.00	n/a	n/a	n/a
1	1050.00	$1,039.61	5.00%	1.04%	3.96%
2	1092.00	$1,070.49	4.00%	1.03%	2.97%
3	1124.76	$1,091.70	3.00%	1.02%	1.98%
4	1147.26	$1,102.51	2.00%	1.01%	0.99%
5	1158.73	$1,102.52	1.00%	1.00%	0.00%
6	1147.14	$1,080.69	-1.00%	0.98%	-1.98%
7	1124.20	$1,048.60	-2.00%	0.97%	-2.97%
8	1090.47	$1,007.07	-3.00%	0.96%	-3.96%
9	1046.85	$957.22	-4.00%	0.95%	-4.95%
10	994.51	$900.36	-5.00%	0.94%	-5.94%

Example 5. This example assumes that the level of the Index has decreased by approximately 0.58% over the term of the DRNs.

A	B	C	D	E	F
Year	Index Level	Closing Indicative Value	Annualized Index Return	Investor Fee	Annualized Product Return
0	1000.00	$1,000.00	n/a	n/a	n/a
1	980.00	$970.30	-2.00%	0.97%	-2.97%
2	999.60	$979.91	2.00%	1.01%	0.99%
3	969.61	$941.11	-3.00%	0.96%	-3.96%
4	998.70	$959.75	3.00%	1.02%	1.98%
5	978.73	$931.25	-2.00%	0.97%	-2.97%
6	998.30	$940.47	2.00%	1.01%	0.99%
7	958.37	$893.92	-4.00%	0.95%	-4.95%
8	996.70	$920.47	4.00%	1.03%	2.97%
9	946.87	$865.80	-5.00%	0.94%	-5.94%
10	994.21	$900.09	5.00%	1.04%	3.96%

SELECTED RISK CONSIDERATIONS

The DRNs are senior unsecured debt obligations of Credit Suisse. The DRNs are senior medium-term notes as described in the accompanying prospectus supplement and prospectus and are riskier than ordinary unsecured debt securities. The return on the DRNs is linked to the performance of the Index. Investing in the DRNs is not equivalent to investing directly in the Index or any instrument tracked by the Index. See “The Index” in the accompanying underlying supplement for more information.

This section describes some of the most significant risks relating to an investment in the DRNs. In addition, please see the accompanying underlying supplement for a description of the risks relating to the Index and the accompanying product supplement for the risks related to DRNs generally.  We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus, including information incorporated by reference, before investing in the DRNs.

The DRNs are subject to the risks relating to the Index

Because the DRNs are linked to the Index, the DRNs are subject to the risks relating to the Index.  These include, without limitation:

•	The Index has limited history, therefore it has not been tested through all economic and market conditions and may perform in unexpected ways;

•	There can be no assurance that the performance of the Index over time will approximate the return of a managed futures strategy or any other actively managed investment strategy;

•
The allocation methodology of the Index may not be successful.  The Index determines its notional exposure to each index component based on historical trends in the levels of that index component, but a historical trend may not predict any future trend accurately.  Furthermore, the allocation of Index weights to each index component is calculated by comparing a short-term 5-day moving average level of that index component with longer-term historical moving averages of that index component over various periods of time.  This particular method of measuring the historical trend in the level of an index component is only one of many potential methods—each no less valid than any other—that could have been used.  The particular method of measuring the historical trend in the level of an index component used by the allocation methodology may be less predictive of any future trend in the level of an index component than other methods that could have been used, or may not be predictive at all;

•
The Index may not achieve its target volatility and may exceed its volatility limit, because the Index makes the relevant volatility calculations and adjustments to the index component weights based on historical volatilities and assumptions of the correlations among the index components, which may be different from the actual volatilities of, and correlations among, the index components;

•
The level of the Index will be reduced by the notional transaction cost and holding cost for each index component.  The calculation of the transaction cost and holding cost for any index component depends, respectively, on the bid-ask spread and the long annual holding rate and short annual holding rate (each as specified in “The Index” in the accompanying underlying supplement), respectively, for that index component, which are subject to adjustment by the Index Sponsor from time to time to reflect prevailing bid-ask spreads and holding rates in the relevant market;

•	Exposures to short positions in the Index components may adversely affect your return on the DRNs;

•
Higher future prices or levels, as applicable, of currencies, sovereign bonds, equity indices or commodities relative to their current prices or levels, as applicable, or “contango,” may lead to a decrease in the level of the Index and the amount payable on the DRNs;

•
Lower future prices or levels, as applicable, of currencies, sovereign bonds, equity indices or commodities relative to their current prices or levels, as applicable, or “backwardation,” may lead to a decrease in the level of the Index and the amount payable on the DRNs;

•	Suspension or disruptions of market trading in futures contracts may adversely affect the level of the Index and therefore the value of the DRNs; and

•	Adjustments to the Index by the Index Sponsor or to the commodity index components by their sponsor could adversely affect the DRNs.

For more information on these and other risks relating to the Index, please see “Risk Factors” in the accompanying underlying supplement.

The DRNs do not have a minimum redemption amount or daily early redemption value and you may lose all or a significant portion of your investment in the DRNs

The DRNs do not have a minimum redemption amount or daily early redemption value. You may receive less, and possibly significantly less, at maturity or upon early redemption than the amount you originally invested. Our cash payment on your DRNs at maturity or upon early redemption will be based primarily on any increase or decrease in the closing levels of the Index, and will be reduced by the daily investor fee (and the early redemption charge of 0.125% times the daily early redemption value per DRN if you offer your DRNs for early redemption). You may lose some or all of your investment in the DRNs if the level of the Index decreases or does not increase sufficiently to offset the impact of the daily investor fee (and the early redemption charge for any DRNs redeemed at your option). Any payment on the DRNs is subject to our ability to pay our obligations as they become due.

You will not receive coupon payments on the DRNs

We will not make coupon payments on the DRNs. You may receive less at maturity or upon early redemption than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount and the daily early redemption value are based on the appreciation or depreciation of the Index. Because the payment due at maturity and the daily early redemption value may be less than the amount originally invested in the DRNs, the return on the DRNs (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the DRNs may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The DRNs are subject to the credit risk of Credit Suisse

Although the return on the DRNs will be based on the performance of the Index, the payment of any amount due on the DRNs, including at maturity or upon early redemption, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the DRNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the DRNs prior to maturity.

Your return at maturity or upon early redemption will be reduced by the daily investor fee

The daily investor fee reduces the amount of your return at maturity or upon early redemption by Credit Suisse, and therefore the level of the Index must increase by an amount sufficient to offset the impact of the daily investor fee (and the applicable early redemption charge of 0.125% times the daily early redemption value per DRN if you offer your DRNs for early redemption) in order for you to receive at least the amount of your initial investment at maturity or upon early redemption. If the level of the Index decreases or does not increase sufficiently to offset the impact of these adjustments, you will receive less, and possibly significantly less, than the amount of your initial investment at maturity or upon early redemption of the DRNs.

If the closing indicative value is equal to zero on any DRN trading day, you will lose all of your investment

If the closing indicative value is equal to zero on any DRN trading day, the closing indicative value on that day, and on all future days, will be zero and you will lose all of your investment in the DRNs.  Due to the application of the daily investor fee, among other factors, the closing indicative value may be equal to zero on any DRN trading day when the level of the Index is above zero on that day.

An early redemption charge will be charged upon an early redemption at your option

CSSU will act as our agent in connection with any early redemption at your option and will charge the applicable early redemption charge for DRNs redeemed at your option, if you elect to have us redeem your DRNs prior to maturity. The imposition of this charge will mean that you will not receive the full amount of the daily early redemption value upon an early redemption at your option. If you elect to offer your DRNs for early redemption and the requirements for acceptance by Credit Suisse are met, you will be charged the early redemption charge, which will be $1.25 per $1,000 principal amount of DRNs.

There are certain restrictions and procedures you must follow to offer your DRNs to Credit Suisse for early redemption

Credit Suisse will redeem your DRNs at your election prior to maturity only if you have satisfied the requirements and have followed the procedures for early redemption detailed in this pricing supplement under “Summary of the DRNs—Early Redemption of the DRNs at Your Option” and in the accompanying product supplement, provided, however, that we may, at our option, waive the requirement that the completed irrevocable Offer for Early Redemption be delivered.  To offer your DRNs for early redemption, you must offer at least the applicable minimum early redemption quantity. The applicable minimum early redemption quantity will be 100 DRNs ($100,000 aggregate stated principal amount of DRNs, subject to adjustment in the event of a split or reverse split of the DRNs) on any business day other than a Wednesday and 1 DRN ($1,000 aggregate stated principal amount of DRNs, subject to adjustment in the event of a split or reverse split of the DRNs) on any business day that is a Wednesday.

In addition, you must follow the procedures followed for early redemption detailed in this pricing supplement and in the accompanying product supplement.  These procedures represent substantial restrictions on your ability to cause Credit Suisse to redeem your DRNs prior to the maturity date. If your irrevocable offer for early redemption is received after 4:00 p.m., New York City time on a business day, you will be deemed to have made your offer for early redemption on the following business day. For example, if you wish to redeem less than 100 DRNs and your irrevocable offer for early redemption is received after 4:00 p.m., New York City time on a Wednesday that is a business day, your irrevocable offer for early redemption will not be accepted until the next Wednesday that is a business day.

Additionally, unless the scheduled early redemption date is postponed because it is not a business day or because there is a market disruption event on the scheduled valuation date, the final day on which Credit Suisse will redeem your DRNs prior to maturity will be May 6, 2025. As such, you must offer your DRNs for early redemption no later than April 30, 2025.

You will not know the daily early redemption value you will receive at the time an election is made to redeem your DRNs prior to maturity

You will not know the daily early redemption value at the time you elect to have us redeem your DRNs or at the time we elect to redeem your DRNs prior to the maturity date. Your election to have us redeem your DRNs will become irrevocable after we accept your offer. You will not know the daily early redemption value until the applicable valuation date, which will be the DRN trading day immediately following the business day on which either you deliver the redemption offer to Credit Suisse or on which we deliver the relevant notice to DTC. We will pay you the daily early redemption value, if any (in the case of early redemption at your option, less the applicable early redemption charge), on the applicable early redemption date, which is the third business day following the applicable valuation date. The determination of the closing level of the Index for a valuation date, and the related early redemption date, will be postponed if a market disruption event exists on such scheduled valuation date. See “Supplemental Description of the DRNs—Postponement of a Valuation Date” below. As a result, you will be exposed to market risk in the event that the market fluctuates between the time either you deliver the early redemption offer to Credit Suisse or on which we deliver the relevant notice to DTC and the applicable valuation date.

Credit Suisse may redeem your DRNs at its option at any time

We have the right to redeem your DRNs, in whole but not in part, on any business day during the term of the DRNs. The amount you may receive upon an early redemption by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have Credit Suisse redeem your DRNs at a time of your choosing. If Credit Suisse exercises its right to redeem your DRNs prior to the maturity date, you will receive, for each DRN you hold, a cash payment in an amount equal to the daily early redemption value, which is the closing indicative value of the DRN on the applicable valuation date. Credit Suisse has no obligation to take your interests into account when deciding whether to call the DRNs. The payment of any amount due on the DRNs, including any redemption amount or upon early redemption, is subject to the credit risk of Credit Suisse.

The value of the DRNs is expected to be influenced by many unpredictable factors

The value of your DRNs is expected to fluctuate between the date you purchase them and the applicable valuation date. You may sustain a significant loss if you sell the DRNs prior to maturity. Several factors, many of which are beyond our control, will influence the value of the DRNs. We expect that generally the level of the Index will affect the value of the DRNs more than any other factor. Other factors that may influence the value of the DRNs include:

•	the time remaining to the maturity of the DRNs;

•	our early redemption right, which is likely to limit the value of the DRNs;

•	interest and yield rates in the market generally;

•	the volatility of the Index, the currency futures components, bond futures components, equity index futures components and commodity futures contracts included in the commodity index components;

•	the liquidity of the currency futures components, bond futures components, equity index futures components and commodity futures contracts included in the commodity index components;

•	the expected volatility of the equity indices underlying the equity index futures components and the dividend rate on the equity securities comprising such equity indices;

•
governmental programs and policies, national and international monetary, trade, economic, financial, regulatory, political, judicial, military and other events that affect currencies, sovereign bond and commodities markets generally, the Index, the currency futures components, bond futures components, equity index futures components or commodity futures contracts included in the commodity index components;

•
supply and demand for the US dollar, the underlying currencies for the currency futures components and the foreign currencies in which the bond futures components and equity index futures components are denominated and, economic and political developments in the relevant countries, existing and expected rates of inflation and interest rate levels, the balance of payments in the relevant countries and between each relevant country and its major trading partners, the extent of governmental surplus or deficit in the relevant countries, the stability of the governments and banking systems of the relevant countries, and other factors that affect the currency markets generally;

•
supply and demand for the underlying sovereign bonds for the bond futures components, fiscal and monetary policies of the governments of the issuing countries, inflation and expectations concerning inflation, the prevailing market and futures prices and yields for the underlying sovereign bonds of variable maturities, the prevailing spread between yields on the underlying sovereign bonds and the yields on other investable fixed income securities and equity securities; and market expectations of interest rates on the underlying sovereign bonds and of macroeconomic trends and future rates of inflation in the issuing countries;

•
global supply and demand for the commodities upon which the futures contracts included in the commodity index components are based, which is influenced by such factors as forward selling and purchases made by producers of such commodities to unwind hedge positions, speculation and trading activities in such commodities, central bank purchases and sales of such commodities, and production and cost levels in major producing countries of such commodities;

•	the prevailing rate of interest; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors interrelate in complex ways, and the effect of one factor on the value of your DRNs may offset or enhance the effect of another factor.

Lack of liquidity of the DRNs

The DRNs will not be listed on any securities exchange.  We may redeem the DRNs pursuant to the early redemption right at your option or our option, but we will not purchase the DRNs in the secondary market.  Also, the number of DRNs outstanding or held by persons other than our affiliates could be reduced at any time due to early redemptions of the DRNs. There may be little or no secondary market for the DRNs.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the DRNs when you wish to do so. Because other dealers are not likely to make a secondary market for the DRNs, the price at which you may be able to sell your DRNs (other than by effecting an early redemption at your option) is likely to depend on the closing indicative value of the DRNs on the applicable valuation date. If you have to sell your DRNs in the secondary market, you may not be able to do so or you may have to sell them at a substantial loss.

We are under no obligation to issue or sell additional DRNs at any time, and if we do sell additional DRNs, we may limit or restrict such sales, and we may stop and subsequently resume selling additional DRNs at any time

At our sole discretion, we may decide to issue and sell additional DRNs from time to time at a price that is higher or lower than the stated principal amount, based on the most recent closing indicative value of the DRNs. The price of the DRNs in any subsequent sale may differ substantially (higher or lower) from the issue price paid in connection with any other issuance of the DRNs. However, we are under no obligation to issue or sell additional DRNs at any time, and if we do sell additional DRNs, we may limit or restrict such sales, and we may stop and subsequently resume selling additional DRNs at any time.

The Index has limited history and may perform in unexpected ways.  Any historical performance of the Index should not be taken as an indication of the future performance of the Index.

The Index was launched on January 31, 2011.  Therefore, the Index has a limited performance history. Because the Index is of recent origin with limited performance history, an investment linked to the Index may involve a greater risk than an investment linked to one or more indices with an established record of performance. A longer history of actual performance through various economic and market conditions would have provided greater and more reliable information based on which an investor can assess the validity of the Index’s investment thesis and Index methodology. A longer history of actual performance would also have made the Index more widely accepted in the market, and consequently less likely for the Index Sponsor to amend or terminate the Index. However, any historical performance of the Index is not an indication of how the Index will perform in the future.

Potential conflicts

We and our affiliates play a variety of roles in connection with the issuance of the DRNs, including acting as calculation agent and hedging our obligations under the DRNs.  In addition, an affiliate of ours, Credit Suisse Asset Management, LLC, is the Index Sponsor.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the DRNs.  Please see “Risk Factors—There may be potential conflicts of interest” in the accompanying product supplement and “Risk Factors— We or our affiliates may have economic interests adverse to the holders of the securities” in the accompanying underlying supplement.

Credit Suisse is subject to Swiss regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the DRNs and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the DRNs.

You will not have any rights in the instruments tracked by the Index

As an owner of the DRNs, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any instrument tracked by the Index. Additionally, the return on an investment in the DRNs, if any, may be less than the return on a similar investment in other instruments tracking the Index due to the daily investor fee (and the applicable early redemption charge for DRNs redeemed at your option, if you elect to have us redeem your DRNs prior to maturity). The return on the DRNs may also differ from the results of the Index for the reasons described under “—The

DRNs are subject to the credit risk of Credit Suisse.”

The United States federal income tax treatment of an investment in the DRNs is uncertain

The U.S. federal income tax consequences of an investment in the DRNs are uncertain, and may be adverse to a holder of the DRNs compared to other investments.  No statutory, judicial, or administrative authority directly addresses the characterization of the DRNs or instruments similar to the DRNs for U.S. federal income tax purposes.  As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DRNs are not certain.  Under the terms of the DRNs, you will have agreed with us to treat the DRNs as prepaid financial contracts, with respect to the underlying, as described under “Material U.S. Federal Income Tax Considerations—Characterization of the Securities” in the accompanying underlying supplement.  No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) will agree with the statements made in the section entitled “Material U.S. Federal Income Tax Considerations” in the accompanying underlying supplement.  If the IRS were successful in asserting an alternative characterization for the DRNs, the timing and character of income, gain or loss with respect to the DRNs may differ from the agreed upon treatment described in the underlying supplement.  Additionally, it is possible that Congress will change the law or that the IRS and the Treasury Department will issue regulations or other guidance that requires holders of the DRNs to recognize income in respect of the DRNs prior to receipt of any payments thereunder or sale thereof or to treat income and gain in respect of the DRNs as ordinary income.  Any such changes may be made on a retroactive basis.  You are urged to consult your tax advisor regarding how any such potential changes in law, regulation or guidance could affect you.  Finally, the IRS could assert that a rebalancing of the Index is a significant modification of the DRNs and, therefore, a taxable event to you.  If the IRS were to prevail in treating any rebalancing of the Index as a taxable event, you would recognize capital gain or, possibly, loss on the DRNs on the date of such rebalancing to the extent of the difference between the fair market value of the DRNs and your adjusted basis in the DRNs at the time of rebalancing.  Such gain or loss generally would be short-term capital gain or loss.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING ALL ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE DRNs.

SUPPLEMENTAL USE OF PROCEEDS AND HEDGING

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the DRNs may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the inception date and during the term of the securities (including on the applicable valuation date) could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the DRNs at maturity or upon early redemption. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

SUPPLEMENTAL DESCRIPTION OF THE DRNs

Postponement of a Valuation Date:

If the calculation agent determines that a market disruption event has occurred or is continuing on a valuation date, including the final valuation date, such valuation date will be postponed to the immediately following DRN trading day on which no market disruption event has occurred or is continuing.  However, in no event will any valuation date be postponed for more than five consecutive DRN trading days. If a valuation date has been postponed to the sixth DRN trading day after the originally scheduled valuation day, and a market disruption event has occurred or is continuing on such day, the calculation agent will make all calculations and determinations with respect to the DRNs based on its good- faith and commercially reasonable determination of the relevant levels or values required for such calculations or determinations as of that day.  If a valuation date has been postponed for five consecutive DRN trading days as a result of an “index disruption event” with respect to an index component, as defined in the accompanying underlying supplement, on the sixth DRN trading day after the originally scheduled valuation day, if the index disruption event is continuing or another index disruption event has occurred, the calculation agent will determine the closing level of the Index for such valuation date by reference to: (i) with respect to each index component that is unaffected by the index disruption event, the closing level of such unaffected index component on the originally scheduled valuation date and (ii) with respect to each index component that is affected by the index disruption event, its good-faith and commercially reasonable determination of the closing level of each such affected index component as of that day.

If a valuation date relating to early redemption of the DRNs or the final valuation date is postponed, the applicable early redemption date or the maturity date, as applicable, will be postponed by an equal number of business days. Any such postponement or determinations by the calculation agent may adversely affect your return on the DRNs. In addition, no interest or other payment will be payable as a result of such postponement. Notwithstanding the foregoing, the determination of both the closing level of the Index and the daily index factor solely for purposes of calculating the daily investor fee on any DRN trading day will not be postponed as a result of such day not being a DRN trading day or as a result of a market disruption event occurring or continuing on such day.

A “market disruption event” occurs on a DRN trading day if on such DRN trading day (i) the Index Sponsor fails to publish the closing level of the Index as a result of the occurrence of an “index disruption event” as defined in the accompanying underlying supplement, or the successor index sponsor fails to publish the closing level of the successor index, as applicable, subject to certain adjustments described below under “—Changes to the Calculation of the Index” below, or (ii) an “index disruption event” as defined in the accompanying underlying supplement has occurred with respect to any commodity index component.  If a market disruption event has occurred as a result of (ii) on any DRN trading day, the calculation agent will postpone any relevant valuation date in accordance with the postponement mechanism described above, notwithstanding that the sponsor of the affected commodity index component may nonetheless publish a closing level for that commodity index component and the Index Sponsor may publish a closing level of the Index for that DRN trading day.

Changes to the Calculation of the Index:

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or any other person or entity calculates and publishes an index that the calculation agent, after consultation with Credit Suisse, reasonably determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the closing level of the Index on any valuation date and the amount payable at maturity or upon early redemption by reference to such successor index for the period following the discontinuation of the Index.

If the calculation agent reasonably determines that the publication of the Index is discontinued and that there is no successor index, then the calculation agent, after consultation with Credit Suisse, will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent reasonably determines that the Index or the method of calculating the Index has been changed at any time in any significant respect, whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason, then the calculation agent, after consultation with Credit Suisse, will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it reasonably believes are appropriate to ensure that the level of the Index used to determine the amount payable on the DRNs at maturity or upon early redemption is as close as possible to the level of the Index had no such change occurred.

All determinations and adjustments to be made by the calculation agent with respect to the level of the Index and the amount payable at maturity or upon early redemption will be made in the calculation agent’s reasonable discretion. The calculation agent will make all determinations and adjustments such that the fundamental economic terms of the Index are equivalent to those immediately prior to the event requiring or permitting such determinations or adjustments.

HISTORICAL INFORMATION

The graph below sets forth the historical performance of the Index from January 31, 2011 through May 7, 2015. The closing level of the Index on May 7, 2015 was 1146.26. We obtained the historical performance below from Bloomberg, without independent verification.

The historical Index performance should not be taken as an indication of future performance of the Index, and no assurance can be given as to the closing level of the Index on any DRN trading day, including on any applicable valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

For additional information on the Index, see information set forth under “The Index” in the accompanying underlying supplement.

Historical Performance of the Credit Suisse Managed Futures Liquid Index

Source: Bloomberg

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Please see the discussion of certain United States federal income tax considerations in “Material U.S. Federal Income Tax Considerations” in the accompanying underlying supplement.

Subject to the limitations and qualifications contained herein, the following discussion summarizes the material U.S. federal income tax consequences of owning and disposing of DRNs that may be relevant to holders of DRNs that acquire their DRNs from us as part of the original issuance of the DRNs. This discussion applies only to holders that hold their DRNs as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds DRNs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of DRNs, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the DRNs, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the DRNs

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of DRNs with terms that are substantially the same as those of your DRNs. In the opinion of Milbank, Tweed, Hadley & McCloy, acting as special tax counsel, for U.S. federal income tax purposes, the DRNs should be treated as a prepaid forward contract, with respect to the Index that is eligible for open transaction treatment. Thus, we intend to so the DRNs. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the DRNs, you, agree to treat your DRNs for all tax purposes in accordance with such characterization.

You should be aware that the characterization of the DRNs as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your DRNs in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the DRNs constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your DRNs. If the DRNs were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the DRNs an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your DRNs, or the comparable yield. The characterization of DRNs as contingent payment debt instruments under these rules is likely to be adverse. You should consult your tax advisor regarding the possible tax consequences of characterization of the DRNs as contingent payment debt instruments.

It is also possible that the IRS would seek to characterize your DRNs as regulated futures contracts or options that may be subject to the provisions of Code section 1256. In such case, the DRNs would be marked to market at the end of each taxable year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the DRNs for U.S. federal income tax or other tax purposes. In light of the fact that we agree to treat the DRNs as a prepaid forward contract, the balance of this discussion assumes that the DRNs will be so treated.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your DRNs for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of DRNs that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds DRNs, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding DRNs, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the DRNs.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the DRNs from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For DRNs with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For DRNs with a term of one year or less, such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For DRNs with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For DRNs with a term of one year or less, such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations.

However, even if the agreed-upon tax characterization of the DRNs (as described above) were upheld, it is possible that the IRS could assert that a reconstitution or rebalancing (together, a “Rebalancing”) of the Index is considered a taxable event to you. If the IRS were to prevail in treating any Rebalancing of the Index as a taxable event, you would recognize capital gain or, possibly, loss on the DRNs on the date of such Rebalancing to the extent of the difference between the fair market value of the DRNs and your adjusted basis in the DRNs at that time. Such gain or loss generally would be short-term capital gain or loss.
Code section 988 applies to forward contracts under which payments are determined by reference to the value of one or more foreign currencies.  It is unclear how Code section 988 would apply to DRNs.  You should consult your tax advisor regarding the application of Code section 988.

DRNs Held Through Foreign Accounts

Under certain sections of the “Hiring Incentives to Restore Employment Act” (the “Act”) generally referred to as “FATCA” and finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and certain affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” means any withholdable payment and any foreign passthru payment.  FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We intend to treat payments on the DRNs as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, the tax withheld will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments, provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Pursuant to the finalized regulations described above and subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or six months after the date that final regulations defining the term “foreign passthru payment” are published.  Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is outstanding on July 1, 2014 (a “grandfathered obligation”); (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents; and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation).  Thus, if you hold your DRNs through a foreign financial institution or foreign entity, a portion of any payments made to you may be subject to 30% withholding.

Non-U.S. Holders Generally

In the case of a holder of the DRNs that is not a U.S. Holder and has no connection with the United States other than holding its DRNs (a “Non-U.S. Holder”), payments made with respect to the DRNs will not, subject to the discussion in the following section, be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements (including the requirements discussed in the preceding section). Any gain realized upon the sale or other disposition of the DRNs by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the DRNs should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

Section 871(m) of the United States Internal Revenue Code, enacted under the Act, and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). For payments made before January 1, 2016, the regulations provide that a specified NPC is any NPC if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract; (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract; (c) the underlying security is not readily tradable on an established securities market; or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract.

Proposed  regulations provide that a dividend equivalent is (i) any payment of a substitute dividend made pursuant to a securities lending or sale-repurchase transaction that references the payment of a dividend from an underlying security, (ii) any payment made pursuant to a specified NPC that references the payment of a dividend from an underlying security, (iii) any payment made pursuant to a specified equity-linked instrument (a “specified ELI”) that references the payment of a dividend from an underlying security, or (iv) any other substantially similar payment.  An underlying security is any interest in an entity taxable as a domestic corporation if a payment with respect to that interest could give rise to a U.S. source dividend. An ELI is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) or combination of financial instruments that references one or more underlying securities to determine its value, including a futures contract, forward contract, option, contingent payment debt instrument, or other contractual arrangement.  The proposed regulations provide that, for payments made after December 31, 2015, a specified NPC is any NPC that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition, which may include an acquisition after the original issuance of the security.  A comparable test would apply to a specified ELI that is issued after final regulations to this effect are promulgated. The delta of an NPC or ELI is the ratio of the change in the fair market value of the contract to the change in the fair market value of the property referenced by the contract. If an NPC (or ELI) references more than one underlying security, the NPC (or ELI) is a specified NPC (or specified ELI) only with respect to underlying securities for which the NPC (or ELI) has a delta of 0.70 or greater at the time that the long party acquires the NPC (or ELI).  If an NPC or ELI references more than one underlying security, a separate delta must be determined with respect to each underlying security without taking into account any other underlying security or other property or liability.

The proposed regulations provide that a payment includes a dividend equivalent payment even if there is no explicit or implicit reference to a dividend with respect to the underlying.  Where the DRNs reference an interest in more than one underlying security, each underlying security is treated as an underlying security in a separate NPC (or ELI) for purposes of determining whether such NPC (or ELI) is a specified NPC (or specified ELI) or an amount received is a substantially similar payment.  The proposed regulations provide an exception for qualified indices that satisfy certain criteria; however, it is not entirely clear how the proposed regulations will apply to securities that are linked to certain indices or baskets.

If the DRNs are treated as ELIs and are issued prior to 90 days after final regulations adopting the rules in the proposed regulations are published, the proposed regulations should not apply to a Non-U.S. Holder; however, these rules will apply if finalized without regard to the date of issuance if the DRNs are treated as NPCs.  It is possible that, if the DRNs are treated as NPCs, a withholding agent may withhold on payments made to Non-U.S. Holders that purchase the DRNs in this offering if the withholding agent cannot determine the date on which the Non-U.S. Holder acquired the DRNs.

We will treat any portion of a payment or deemed payment on the DRNs (including, if appropriate, the payment of the purchase price) that is substantially similar to a dividend as a dividend equivalent payment, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. The proposed regulations are extremely complex.  Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these proposed regulations and whether payments or deemed payments on the DRNs constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The DRNs may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the DRNs at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the DRNs at death.

IRS Notice on Certain Financial Transactions

In 2008, the IRS and Treasury Department announced that they were considering whether holders of instruments such as the DRNs should be required to accrue income during the term of the DRNs, and solicited comments from taxpayers regarding other tax aspects of holding instruments like the DRNs.  Additionally, members of Congress have from time-to-time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the DRNs).  These or other potential changes in law, regulations or other guidance could adversely affect the tax treatment of the DRNs and may be applied with retroactive effect.  You are urged to consult your tax advisor regarding how any such potential changes in law, regulation or guidance could affect you.

Information Reporting Regarding Foreign Accounts

The Act and recently finalized regulations generally require individual U.S. Holders (“specified individuals”) with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year.  Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report.

The Act further requires that, to the extent provided in regulations, the filing requirements described shall above also apply to certain domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets (“specified domestic entities”). No final regulations have been issued defining “specified domestic entities” and an IRS Notice provided that reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations, which date will not be before January 1, 2013.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder (or, following the finalization of applicable regulations, if you are a specified domestic entity).  Penalties apply to any failure to file IRS Form 8938.  Additionally, in the event a U.S. Holder (either a specified individual or, following finalization of regulations, a specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the DRNs (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the DRNs to CSSU.  We will not make a secondary market in the DRNs.

The distribution agreement provides that CSSU is obligated to purchase all of the DRNs if any are purchased.

We issued 5,200 DRNs on the inception date at an offering price equal to 100% of the stated principal amount of $1,000 per DRN.  Additional DRNs may be issued and sold from time to time through CSSU and one or more dealers at a price that is higher or lower than the stated principal amount, based on the most recent closing indicative value of the DRNs at the time of sale.  For the initial public offering of the DRNs, we paid no underwriting discounts and commissions, and received proceeds equal to 100% of the offering price of the DRNs sold.  After the inception date, the public offering price, concession and discount of such DRNs, including discounts and commissions paid to third-party broker-dealers acting as custodians, may be changed. In exchange for providing certain services relating to the distribution of the DRNs, CSSU, a member of the Financial Industry Regulatory Authority (“FINRA”), or another member may receive all or a portion of the investor fee.  In addition, in connection with an early redemption at an investor’s option, CSSU will charge investors the applicable early redemption charge as specified herein.

We may deliver the DRNs against payment for the DRNs on a date that is greater than three business days following the date of sale of any DRNs. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if any settlement date is more than three business days after the related date of sale, purchasers who wish to transact in the DRNs more than three business days prior to that settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

SPLIT OR REVERSE SPLIT OF THE DRNs

Credit Suisse International, as the calculation agent, may initiate a split or reverse split of the DRNs on any DRN trading day. If the calculation agent decides to initiate a split or reverse split, the calculation agent will issue a notice to holders of the DRNs and a press release announcing the split or reverse split, specifying the effective date of such split or reverse split. The calculation agent will determine the ratio of such split or reverse split, as the case may be, using relevant market indicia, and will adjust the terms of the DRNs accordingly. Any adjustment of the closing indicative value will be rounded to eight decimal places.

In the case of a reverse split, we reserve the right to address odd numbers of DRNs (commonly referred to as “partials”) in a manner determined by the calculation agent in its sole discretion. For example, if the DRNs undergo a one for four reverse split, holders who own a number of DRNs on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of DRNs they hold that is evenly divisible by four, and we will have the right to compensate such holders for their remaining or “partial” DRNs in a manner determined by the calculation agent in its sole discretion. Our current intention is to provide holders with a cash payment for their partials in an amount equal to the appropriate percentage of the closing indicative value of the DRNs on a specified DRN trading day following the announcement date.

A split or reverse split of the DRNs will not affect the aggregate principal amount of DRNs held by an investor, other than to the extent of any “partial” DRNs, but it will affect the number of DRNs an investor holds and the denominations. The minimum number of DRNs an investor must offer for redemption will not change as a result of any split or reverse split of the DRNs, but the stated principal amount of DRNs corresponding to such minimum number of DRNs will be adjusted.

Annex A

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

FORM OF OFFER FOR EARLY REDEMPTION

Dated:
[insert date]

Credit Suisse AG (“Credit Suisse”)
list.etndesk@credit-suisse.com

Re: Daily Redeemable Notes (“DRNs”) due May 7, 2025
CUSIP No. 22546VCP9
Ladies and Gentlemen:

The undersigned beneficial owner hereby irrevocably offers to Credit Suisse the right to redeem the DRNs, as described in the pricing supplement dated ___________, 20__ relating to the DRNs (the “Pricing Supplement”), in the amounts and on the date set forth below.

Name of beneficial holder:
[insert name of beneficial owner]

You must offer at least the applicable minimum early redemption quantity for early redemption at one time for your offer to be valid. The applicable minimum early redemption quantity will be 100 DRNs ($100,000 aggregate stated principal amount of DRNs, subject to adjustment in the event of a split or reverse split of the DRNs) on any business day other than a Wednesday and 1 DRN ($1,000 aggregate stated principal amount of DRNs) on any business day that is a Wednesday. In either case, the DRN trading day immediately succeeding the date you offered your DRNs for early redemption will be the valuation date applicable to such early redemption:

Number and aggregate stated principal amount of DRNs offered for early redemption:

[insert number and aggregate principal amount of DRNs offered for early redemption by Credit Suisse]

Applicable valuation date:	,	20
Applicable early redemption date:	,	20
	[insert a date that is three business days following the applicable valuation date]

Contact Name:
[insert the name of a person or entity to be contacted with respect to this Offer for Early Redemption]

Telephone #:
[insert the telephone number at which the contact person or entity can be reached]

My DRNs are held in the following DTC Participant’s Account (the following information is available from the broker through which you hold your DRNs):

Name:

DTC Account Number (and any relevant sub-account):

Contact Name:

Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the DRNs specified above will not be redeemed unless (i) this Offer for Early Redemption, as completed and signed by the DTC Participant through which my DRNs are held (the “DTC Participant”), is delivered to Credit Suisse, (ii) the DTC Participant has booked a “delivery vs. payment” (“DVP”) trade on the applicable valuation date facing Credit Suisse, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to Credit Suisse as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable early redemption date. I also acknowledge that if this Offer for Early Redemption is received after 4:00 p.m., New York City time, on a business day, I will be deemed to have made this Offer for Early Redemption on the following business day.

The undersigned acknowledges that Credit Suisse will not be responsible for any failure by the DTC Participant through which such undersigned’s DRNs are held to fulfill the requirements for early redemption set forth above.

[Beneficial Holder]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE DRNs ARE HELD AND DELIVERED TO CREDIT SUISSE BY 4:00 P.M., NEW YORK CITY TIME, ON THE BUSINESS DAY IMMEDIATELY PRECEDING THE APPLICABLE VALUATION DATE.

[PART B: TO BE COMPLETED BY BROKER]

BROKER’S CONFIRMATION OF EARLY REDEMPTION

Dated:
[insert date]

Credit Suisse AG (“Credit Suisse”)

Re: Daily Redeemable Notes (“DRNs”) due May 7, 2025

Ladies and Gentlemen:

The undersigned holder of Daily Redeemable Notes (“DRNs”) due May 7, 2025 issued by Credit Suisse AG, acting through its Nassau Branch, CUSIP 22546VCP9, hereby irrevocably offers to Credit Suisse the right to early redemption, on the early redemption date of_________________, with respect to the number of the DRNs indicated below as described in the pricing supplement dated ___________, 20__ relating to the DRNs (the “Pricing Supplement”). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) book a delivery vs. payment trade on the valuation date with respect to the number and aggregate stated principal amount of DRNs specified below at a price per DRN equal to the daily early redemption value, facing Credit Suisse AG, DTC #355 and (ii) deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the early redemption date.

Very truly yours,

[NAME OF DTC PARTICIPANT HOLDER]

Contact Name:

Title:

Telephone:

Fax:

E-mail:

You must offer at least the applicable minimum early redemption quantity for redemption at one time for your offer to be valid. The applicable minimum early redemption quantity will be 100 DRNs ($100,000 aggregate stated principal amount of DRNs, subject to adjustment in the event of a split or reverse split of the DRNs) on any business day other than a Wednesday and 1 DRN ($1,000 stated principal amount of DRNs) on any business day that is a Wednesday. In either case, the DRN trading day immediately succeeding the date you offered your DRNs for early redemption will be the valuation date applicable to such early redemption:

Number and aggregate stated principal amount of DRNs offered for early redemption:

DTC # (and any relevant sub-account):

Credit Suisse